Exhibit 99.2

Press Release

Media contact

Christine Peters

T +49 160 60 66 770

christine.peters@freseniusmedicalcare.com

Contact for analysts and investors

Dr. Dominik Heger

T +49 6172 609 2601

dominik.heger@freseniusmedicalcare.com

www.freseniusmedicalcare.com

Fresenius Medical Care accelerates the second tranche of its EUR 1 billion share buyback program with around EUR 415 million repurchase planned

•	The second tranche of the share buyback is expected to be executed by May 8, 2026

•	The share buyback program with a total volume of EUR 1 billion is expected to be completed in less than a year, significantly earlier than originally planned

Bad Homburg (January 9, 2026) – Fresenius Medical Care (FME), the world’s leading provider of products and services for individuals with renal disease, will accelerate its share buyback program and start the repurchase of the second tranche. The program – presented during the company’s Capital Markets Day on June 17, 2025 – has a total volume of EUR 1 billion. Under the second tranche, the company plans to repurchase its own shares for a total amount of around EUR 415 million from January 12 to May 8, 2026.

The first tranche of the company's share buyback program was completed ahead of schedule on December 29, 2025. The share buyback program, which is part of the FME capital allocation framework within the ‘FME Reignite’ strategy, is expected to be completed significantly earlier than originally planned, in less than a year.

Helen Giza, CEO and Chair of the Management Board, said, “The successful acceleration of our EUR 1 billion share buyback program is supported by our strong financial performance and consistent execution against our ‘FME Reignite’ strategy, with a focus on value creation and delivering returns to our shareholders.”

“Our strong cash-flow generation on the back of continued business momentum enables an acceleration of our share buyback program, demonstrating the effectiveness of our new capital allocation framework,” said Martin Fischer, CFO of Fresenius Medical Care.

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FME will provide regular updates on the progress of the share buyback program at https://freseniusmedicalcare.com/en/investors/shares/share-buy-back/

About Fresenius Medical Care:

Fresenius Medical Care is the world's leading provider of products and services for individuals with renal diseases of which around 4.2 million patients worldwide regularly undergo dialysis treatment. Through its network of 3,628 dialysis clinics, Fresenius Medical Care provides dialysis treatments for approximately. 294,000 patients around the globe. Fresenius Medical Care is also the leading provider of dialysis products such as dialysis machines and dialyzers. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME) and on the New York Stock Exchange (FMS).

For more information visit the Company’s website at www.freseniusmedicalcare.com.

Disclaimer:

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to various factors, including, but not limited to, changes in business, economic and competitive conditions, legal changes, regulatory approvals, results of clinical studies, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care does not undertake any responsibility to update the forward-looking statements in this release.

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